SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
^ (ALSO ADMITTED IN CALIFORNIA)		BEIJING
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
BRADLEY A. KLEIN (ILLINOIS)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	June 22, 2018	TORONTO

VIA EDGAR

Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel

Jeff Kauten, Attorney-Advisor

Craig Wilson, Senior Assistant Chief Accountant

Rebekah Lindsey, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 Uxin Limited (CIK No. 0001729173)
Response to the Staff’s Comments on the Amendment No. 2 to
Registration Statement on Form F-1 Filed on June 13, 2018

Dear Ms. Jacobs, Ms. Ayoola, Mr. Kauten, Mr. Wilson, Ms. Lindsey:

On behalf of our client, Uxin Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 18, 2018 on the Company’s amendment No. 2 to registration statement on Form F-1 filed on June 13, 2018 via EDGAR to the Commission for the initial public filing pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).  References are made to the Company’s amendment No. 3 to registration statement on Form F-1 filed on June 21, 2018 via EDGAR to the Commission (the “Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that it expects to request acceleration of the effectiveness of the Registration Statement on or about June 26, 2018. The Company would appreciate the Staff’s continuing support and assistance.

Prospectus Summary

Strategic Cooperation Agreements, page 4

1.                                      Please file the cooperation agreements with CITIC and ICBC as exhibits to the registration statement or tell us why they are not material. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that its agreements with CITIC and ICBC are not material under Item 601(b)(10) of Regulation S-K, because these are frameworks that lay out parties’ business intentions in the future. In addition, these agreements do not specify the details of the Company’s respective cooperation with CITIC and ICBC, which  will be set forth in future agreements between parties. The Company has not yet conducted any business governed by these agreements. As such, the Company respectfully advises the Staff that its agreements with CITIC and ICBC are not material under Item 601(b)(10) of Regulation S-K.

Summary Consolidated Financial and Operating Data, page 11

2.                                      Please tell us whether the concurrent placement of private debt is a firm commitment. If so, revise your pro forma balance sheet information here to reflect the issuance of such debt and include in a footnote the terms of the note such as interest rate, maturity date and conversion terms.

The Company respectfully advises the Staff that the concurrent placement of private debt is a firm commitment, and that the pro forma as adjusted balance sheet information has been revised to reflect the concurrent placement of private debt. The interest rate, maturity date and conversion terms of the convertible notes are disclosed on pages 8, 108 and 191 of the Registration Statement. The Company further respectfully advises the Staff that the footnotes have been revised to cross-reference the interest rate, maturity date and conversion terms disclosed in the Prospectus Summary (including page 8 of the Registration Statement).

Description of American Depositary Shares, page 182

3.                                      Section 7.9(a) of the Deposit Agreement provides that any claim or cause of action brought by a party against the company relating to or based upon the provisions of the Federal securities laws of the United States or the rules and regulations promulgated thereunder will be submitted to arbitration as provided in section 7.6 if so elected by the claimant. Please revise your disclosure in this section to provide a description of the arbitration provision and any effects on the rights of ADS holders to pursue claims under United States federal securities laws. Also reconcile the provision in the Deposit Agreement with your disclosure on page 78 that “our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.”

The Company respectfully advises the Staff that it has revised the disclosure on page 193 of the Registration Statement to disclose that although the deposit agreement gives the depositary or an ADS holder asserting a claim against the Company the right to require the Company to submit that claim to binding arbitration in New York, a claimant could also elect not to submit its claim to arbitration and instead bring its claim in any court having jurisdiction over it and the deposit agreement does not give the Company the right to require anyone to submit any claim to arbitration. The Company has revised the disclosure on page 78 of the Registration Statement to clarify that the constituent documents of the Company does not include the deposit agreement.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Kun Dai, Chief Executive Officer, Uxin Limited

Zhen Zeng, Chief Financial Officer, Uxin Limited

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Partner, Davis Polk & Wardwell LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP